UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )

Ladder Capital Corp

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

505743 104

(CUSIP Number)

Glenn Miller

TowerBrook Capital Partners L.P.

66 East 55th Street, 27th Floor

New York, New York 10022

(212) 699-2218

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 11, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 505743 104		Schedule 13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) TowerBrook Investors Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 15,971,945*

	9	Sole Dispositive Power

	10	Shared Dispositive Power 15,971,945*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,971,945*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.1%*

14	Type of Reporting Person (See Instructions) OO

*  See Item 5.

CUSIP No. 505743 104		Schedule 13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) TowerBrook Investors GP II, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 15,971,945*

	9	Sole Dispositive Power

	10	Shared Dispositive Power 15,971,945*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,971,945*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.1%*

14	Type of Reporting Person (See Instructions) PN

*  See Item 5.

CUSIP No. 505743 104		Schedule 13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) TowerBrook Investors II, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 9,944,612*

	9	Sole Dispositive Power

	10	Shared Dispositive Power 9,944,612*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,944,612*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.0%

14	Type of Reporting Person (See Instructions) PN

*  See Item 5.

CUSIP No. 505743 104		Schedule 13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) TowerBrook Investors II AIV, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 6,027,333*

	9	Sole Dispositive Power

	10	Shared Dispositive Power 6,027,333*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,027,333*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.1%*

14	Type of Reporting Person (See Instructions) PN

*  See Item 5.

CUSIP No. 505743 104		Schedule 13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) TowerBrook Investors II Executive Fund, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 9,944,612*

	9	Sole Dispositive Power

	10	Shared Dispositive Power 9,944,612*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,944,612*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.0%*

14	Type of Reporting Person (See Instructions) PN

*  See Item 5.

CUSIP No. 505743 104		Schedule 13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) TI II Ladder Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 9,944,612*

	9	Sole Dispositive Power

	10	Shared Dispositive Power 9,944,612*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,944,612*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.0%*

14	Type of Reporting Person (See Instructions) OO

*  See Item 5.

CUSIP No. 505743 104		Schedule 13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Neal Moszkowski

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 15,971,945*

	9	Sole Dispositive Power

	10	Shared Dispositive Power 15,971,945*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,971,945*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.1%*

14	Type of Reporting Person (See Instructions) IN

*  See Item 5.

CUSIP No. 505743 104		Schedule 13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Ramez Sousou

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.K.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 15,971,945*

	9	Sole Dispositive Power

	10	Shared Dispositive Power 15,971,945*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,971,945*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.1%*

14	Type of Reporting Person (See Instructions) IN

*  See Item 5.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule”) relates to the Class A Common Stock, par value $0.001 per share (“Class A Common Stock”), of Ladder Capital Corp, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 345 Park Avenue, 8th Floor, New York, New York, 10154.

Item 2.	Identity and Background.

This Statement is being filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended:

(i) TI Ladder Holdings, LLC (“TI Holdings”), by virtue of its direct ownership of LP Units of Ladder Capital Finance Holdings (“LCFH”) and Class B Common Stock in the Issuer that together are exchangeable for Class A Common Stock of the Issuer (as described below),

(ii) TowerBrook Investors II AIV, L.P. (“AIV II”), by virtue of its direct ownership of the Issuer’s Class A Common Stock,

(iii) TowerBrook Investors II, L.P. (“Fund II”), one of the two members of TI Holdings, by virtue of its ownership in and joint control of TI Holdings,

(iv) TowerBrook Investors II Executive Fund, L.P. (“Executive Fund II”), one of the two members of TI Holdings, by virtue of its ownership in and joint control of TI Holdings,

(v) TowerBrook Investors GP II, L.P. (“Fund II GP”), the general partner of each of AIV II, Fund II and Executive Fund II, by virtue of its direct control of AIV II and its indirect control of TI Holdings,

(vi) TowerBrook Investors Ltd. (“TowerBrook” and together, with TI Holdings, AIV II, Fund II and Fund II GP, the “TowerBrook Entities”), the general partner of Fund II GP, by virtue of its indirect control of AIV II and TI Holdings,

(vii) Neal Moszkowski, a citizen of the United Kingdom and director, and with Ramez Sousou, one of the joint controlling shareholders of TowerBrook, by virtue of his indirect control of AIV II and TI Holdings, and

(viii) Ramez Sousou, a citizen of the United Kingdom and director and, with Neal Moszkowski, one of the joint controlling shareholders of TowerBrook, by virtue of his indirect control of AIV II and TI Holdings (together with the TowerBrook Entities and Neal Moszkowski, the “Reporting Persons”).

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person. By their respective signatures on this Schedule, each of the Reporting Persons agrees that this Schedule is filed on behalf of such Reporting Person.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule.

The principal business of each of the TowerBrook Entities is to make and manage investments in various business organizations.  The principal occupation of each of Neal Moszkowski and Ramez Sousou relates to their position with the TowerBrook Entities and affiliated funds and investment vehicles.  The address of the principal business and principal office of each of the TowerBrook Entities and Neal Moszkowski is 66 East 55th Street, 27th Floor, New York, New York 10022.  The address of the principal business and principal office of Ramez Sousou is Kinnaird House, 1 Pall Mall East London, SW1Y5AU, U.K.

During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons beneficially own Class A Common Stock as well as LP Units of LCFH (the “LP Units”) and Class B Common Stock of the Issuer (the “Class B Common Stock”) that together are exchangeable into Class A Common Stock of the Issuer.  Prior to the initial public offering of the Issuer’s shares of Class A Common Stock (the “IPO”), which occurred on February 11, 2014, the Reporting Persons held interests in LCFH.  In connection with the reorganization that occurred immediately prior to the IPO (the “Reorganization”), (i) AIV II received 6,027,333 shares of Class A Common Stock of the Issuer and (ii) TI Holdings received 9,944,612 LP Units and 9,944,612 shares of Class B Common Stock of the Issuer.  Pursuant to the Amended and Restated Limited Liability Limited Partnership Agreement of LCFH (the “LLLP Agreement”), entered into in connection with the closing of the IPO, from and after the date 180 days after the date of the closing of the IPO, holders of the LP Units and Class B Common Stock (which includes TI Holdings), may, from time to time, exchange LP Units paired with an equal number of shares of Class B Common Stock for shares of Class A Common Stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, and reclassifications. This exchange right has no expiration date.

Item 4.	Purpose of Transaction.

The information set forth under Items 3 and 6 is hereby incorporated by reference.

All of the Class A Common Stock and securities convertible into Class A Common Stock were acquired for investment purposes.  TI Holdings acquired the LP Units and Class B Common Stock as part of the Reorganization and AIV II acquired the shares of Class A Common Stock as part of the Reorganization. The Reporting Persons review on a continuing basis the investment in the Issuer. Based on such review, the Reporting Persons may acquire, or cause to be disposed, such securities at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

Except as otherwise described in this Schedule, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, currently has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter or by-laws or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer.

The ownership percentages set forth below are based on 50,601,604 shares of the Issuer’s Class A Common Stock and 48,537,414 LP Units and shares of the Issuer’s Class B Common Stock outstanding as set forth in the prospectus filed pursuant to Rule 424(b)(4) by the Issuer dated February 5, 2014.

(a)  TI Holdings directly owns 9,944,612 LP Units and shares of Class B Common Stock, representing 10.0% of the total number of Class A Common Stock outstanding, assuming that all vested and unvested LP Units outstanding, except those held directly or indirectly by Ladder Capital Corp, together with all outstanding Class B Common Stock are exchanged into shares of Class A Common Stock. TI Holdings is jointly controlled by Fund II and Executive Fund II, each of which is controlled by its sole general partner, Fund II GP, which is controlled by its sole general partner, TowerBrook. As a result, TI Holdings, Fund II, Executive Fund II, Fund II GP and TowerBrook may be deemed to beneficially own the 9,944,612 LP Units and shares of Class B Common Stock owned by TI Holdings. As directors and joint controlling shareholders of TowerBrook, Neal Moszkowski and Ramez Sousou may be deemed to beneficially own the 9,944,612 LP Units and shares of Class B Common Stock owned by TI Holdings.

(b) AIV II directly owns 6,027,333 shares of Class A Common Stock, representing 6.1% of the total number of Class A Common Stock outstanding, assuming that all vested and unvested LP Units outstanding, except those held by Ladder Capital Corp, together with all outstanding Class B Common Stock are exchanged into shares of Class A Common Stock. AIV is controlled by its general partner, Fund II GP, and Fund II GP is controlled by its general partner, TowerBrook. As a result, AIV II, Fund II GP and TowerBrook may be deemed to beneficially own the 6,027,333 shares of Class A Common Stock owned by AIV II.  As directors and joint controlling shareholders of TowerBrook, Neal Moszkowski and Ramez Sousou may be deemed to beneficially own the 6,027,333 shares of Class A Common Stock owned by AIV II.

(c) The Reporting Persons have and will have the shared power to vote and dispose of the shares of the securities that they beneficially own, by virtue of the relationships described above.

(d) To the best knowledge of the Reporting Persons, except as described in Items 3 and 4, none of the Reporting Persons or the individuals named in Schedule A to this Schedule has effected a transaction in LP Units, shares of Class B Common Stock or shares of Class A Common Stock during the past 60 days (other than transactions that may have been effected in the ordinary course of business in an agency or a fiduciary capacity).

Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons’ securities.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The foregoing descriptions are qualified in their entirety by reference to the LLLP Agreement and the Amended and Restated Registration Rights Agreement, by and among the Issuer, LCFH and each of the Ladder Investors (as therein defined), forms of which are attached as exhibits hereto and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated February 21, 2014 among the Reporting Persons.

Exhibit 2

Amended and Restated Limited Liability Limited Partnership Agreement of Ladder Capital Finance Holdings LLLP, incorporated by reference to Exhibit 3.4 to the Registration Statement on Form S-1 of Ladder Capital Corp, filed on January 15, 2014.

Exhibit 3

Form of Amended and Restated Registration Rights Agreement, by and among Ladder Capital Corp, Ladder Capital Finance Holdings LLLP, and each of the Ladder Investors (as therein defined), incorporated by reference to Exhibit 4.3 of the Registration Statement on Form S-1 of Ladder Capital Corp, filed on January 13, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 21, 2014

/s/ Neal Moszkowski
Neal Moszkowski

/s/ Ramez Sousou
Ramez Sousou

TOWERBROOK INVESTORS LTD.

		By:	/s/ Neal Moszkowski
		Name:	Neal Moszkowski
		Title:	Director

TOWERBROOK INVESTORS GP II, L.P.

	By:	TowerBrook Investors Ltd.,
its General Partner

	By:	/s/ Glenn F. Miller
		Name:	Glenn F. Miller
		Title:	Attorney-in-Fact

TOWERBROOK INVESTORS II AIV, L.P.

By:	TowerBrook Investors GP II, L.P.
Its:	General Partner

By:	TowerBrook Investors Ltd.
Its:	General Partner

By:	/s/ Glenn F. Miller
Name:	Glenn F. Miller
Title:	Attorney-in-Fact

TOWERBROOK INVESTORS II, L.P.

By:	TowerBrook Investors GP II, L.P.
Its:	General Partner

By:	TowerBrook Investors Ltd.
Its:	General Partner

By:	/s/ Glenn F. Miller
Name:	Glenn F. Miller
Title:	Attorney-in-Fact

TOWERBROOK INVESTORS II EXECUTIVE FUND, L.P.

By:	TowerBrook Investors GP II, L.P.
Its:	General Partner

By:	TowerBrook Investors Ltd.
Its:	General Partner

By:	/s/ Glenn F. Miller
Name:	Glenn F. Miller
Title:	Attorney-in-Fact

TI II LADDER HOLDINGS, LLC

TOWERBROOK INVESTORS II, L.P.

By:	/s/ Glenn F. Miller
	Name:	Glenn F. Miller
	Title:	Vice President

Index of Exhibits

Exhibit 1	Joint Filing Agreement, dated February 21, 2014 among the Reporting Persons.

Exhibit 2

Amended and Restated Limited Liability Limited Partnership Agreement of Ladder Capital Finance Holdings LLLP, incorporated by reference to Exhibit 3.4 to the Registration Statement on Form S-1 of Ladder Capital Corp, filed on January 15, 2014.

Exhibit 3

Form of Amended and Restated Registration Rights Agreement, by and among Ladder Capital Corp, Ladder Capital Finance Holdings LLLP, and each of the Ladder Investors (as therein defined), incorporated by reference to Exhibit 4.3 of the Registration Statement on Form S-1 of Ladder Capital Corp, filed on January 13, 2014.